PATRICIA C. FOSTER, ESQ. PLLC

190 Office Park Way

Pittsford, New York 14534

Via EDGAR

May 25, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Prasad Series Trust (“Registrant”)

SEC File No. 811-8993

Ladies and Gentlemen:

On behalf of Registrant’s sole series, Prasad Growth Fund (“Fund”), we are transmitting herewith for filing under Rule 485(a) of the Securities Act of 1933, as amended, the documents comprising Registrant’s annual post-effective amendment on form N-1A (“Amendment”).  We wish to note the following in connection with this filing:

1.

The Amendment incorporates changes necessitated by the amendments to Form N-1A which became effective on March 31, 2009.  Specifically, the information set forth in the Prospectus has been revised and re-arranged to comply with the disclosure requirements of Items 1-8 of Form N-1A, as amended.

2.

The Amendment includes some, but not all, of the customary annual updates.  Further updates will be included in a subsequent amendment to be filed on or about July 26, 2010 under Rule 485(b) for the purpose of incorporating such updates and such other changes to its registration statement in response to comments that it may receive from the staff of the Securities and Exchange Commission.

Please contact me directly at 585-387-9000 if any questions arise in connection with the Amendment.

Very truly yours,

Patricia C. Foster, Esq. PLLC

/S/       Patricia C. Foster

By:

Patricia C. Foster